Exhibit 4.19

EXHIBIT B

DATABASE / VACCINE COLLABORATION PROJECT AGREEMENT

pursuant to the

COLLABORATION AND LICENSE AGREEMENT

by and between

IMMATICS BIOTECHNOLOGIES GMBH

and

MODERNATX, INC.

Dated as of September 7, 2023

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8.4	Royalties	19

8.5	Reduction for Non-Collaboration Polypeptides in a Shared Vaccine Product	19

8.6	Research Budget	20

ARTICLE 9 INTELLECTUAL PROPERTY		20

9.1	License	20

9.2	Ownership	21

9.3	Sublicenses	21

9.4	Existing Patents	22

ARTICLE 10 INDEMNIFICATION		22

10.1	Database Query Program	22

ARTICLE 11 TERM AND TERMINATION		22

11.1	Term; Expiration	22

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CONFIDENTIAL

DATABASE / VACCINE COLLABORATION PROJECT AGREEMENT

This DATABASE / VACCINE COLLABORATION PROJECT AGREEMENT (this “Project Agreement”) is entered into and made effective as of September 7, 2023 (the “Execution Date”) by and between Immatics Biotechnologies GmbH, a German corporation (“Immatics”), and ModernaTX, Inc., a Delaware corporation (“Moderna”). Moderna and Immatics are each referred to herein as a “Party” or, together, as the “Parties.”

WHEREAS, Immatics and Moderna are parties to that certain Collaboration and License Agreement (“CLA”) executed as of September 7, 2023, pursuant to which the Parties set forth a general framework to guide various Research Programs (as defined in the CLA);

WHEREAS, the Parties desire to conduct a Research Program with respect to the validation, generation and application of data useful for the research and development of cancer vaccines; and

WHEREAS, the Parties are entering into this Project Agreement to set forth additional terms and conditions with respect to the Database Query Program, Shared Vaccine Program and the Optimized Vaccine Program (each defined below), which is made pursuant to and subject to the terms and conditions of the CLA.

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements set forth below, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

ARTICLE 1

SCHEDULES, ORDER OF PRECEDENCE, AND CONSTRUCTION

1.1 General. This Project Agreement is made pursuant to and subject to the terms and conditions of the CLA and includes the following Schedules, each of which is incorporated by this reference. In the event of a conflict or inconsistency between the terms and conditions in a Schedule and those in the body of this Project Agreement, the terms and conditions in the body of this Project Agreement will take precedence and control, except to the extent the applicable Schedule expressly references and states that it supersedes such term or condition. Capitalized terms not otherwise defined herein shall have the meaning given to them in the CLA.

Schedule 2.46	Optimized Vaccine Program
Schedule 2.62	Reserved Peptides
Schedule 2.63	Reserved Proteins
Schedule 3.1	Research Plans
Schedule 5.1	Exclusive Tumor Types
Schedule 9.4	Existing Patents

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ARTICLE 2

DEFINITIONS

2.1 “Additional Database Access Period” has the meaning set forth in Section 3.2.

2.2 “Cancer Vaccine” means a vaccine product comprising or encoding for one or more peptides that treats or prevents oncological disease by eliciting or stimulating the body’s immune response against such oncological disease.

2.3 “Collaboration Polypeptide” has the meaning set forth in Section 5.4.1(c).

2.4 “Collaboration Polypeptide Data” has the meaning set forth in Section 5.4.4.

2.5 “Database” means Immatics’ XPRESIDENT platform and any other relevant data and information Controlled by Immatics as of the Execution Date or during the Term. Notwithstanding any other provision of this Project Agreement, if any Third Party becomes an Affiliate of Immatics after the Execution Date as a result of a Change of Control of Immatics, the Database will exclude any data, information, Know-How, and any other intellectual property Controlled by such Third Party (or its Affiliates in existence prior to such transaction) before such Third Party became Immatics’ Affiliate or that are generated or otherwise Controlled by such Third Party or its affiliates (except Immatics or any Affiliates of Immatics in existence prior to such transaction) after such Change of Control transaction independently of this Project Agreement and without use, practice, or reference to the Database.

2.6 “Database Access Period” means the Initial Database Access Period together with the Additional Database Access Period(s) (if any).

2.7 “Database Project Committee” has the meaning set forth in Section 6.1.1.

2.8 “Database Project Committee Term” has the meaning set forth in Section 6.1.1.

2.9 “Database Query Program” has the meaning set forth in Section 3.1.

2.10 “Differential Data” means [**].

2.11 “Directed Against” means, with respect to [**].

2.12 “Exclusive Tumor Types” has the meaning set forth in Section 5.1.

2.13 “Existing Patents” has the meaning set forth in Section 9.4.1.

2.14 “Extension Notice” has the meaning set forth in Section 3.2.

2.15 “Extension Payment” has the meaning set forth in Section 8.1.

2.16 “Field” means [**].

2.17 “[**]” means [**].

2.18 “[**]” means [**].

2.19 “[**]” means [**].

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2.20 “Immatics Shared Vaccine Know-How” means any Know-How that is Controlled by Immatics as of the Execution Date or during the Term that is necessary or reasonably useful to Exploit a Shared Vaccine Product in the Field for the Exclusive Tumor Types, in each case, solely with respect to the Collaboration Polypeptides included in such Shared Vaccine Product; provided, that the Immatics Shared Vaccine Know-How excludes any data and information generated by or on behalf of Immatics for any products outside of this Project Agreement as expressly permitted hereunder; provided, further, that notwithstanding the foregoing exclusion, [**]. For clarity, [**]. Notwithstanding any other provision of this Project Agreement, if any Third Party becomes an Affiliate of Immatics after the Execution Date as a result of a Change of Control of Immatics, Immatics Shared Vaccine Know-How will exclude any Know-How Controlled by such Third Party (or its Affiliates in existence prior to such transaction) before such Third Party became Immatics’ Affiliate or that are generated or otherwise Controlled by such Third Party or its affiliates (except Immatics or any Affiliate of Immatics in existence prior to such transaction) after such Change of Control transaction independently of this Project Agreement and without use, practice or reference to the Immatics Shared Vaccine Technology.

2.21 “Immatics Shared Vaccine Patents” means any and all Patents that are Controlled by Immatics as of the Execution Date or during the Term that claim (a) the Collaboration Polypeptides or (b) the Immatics Shared Vaccine Know-How. Notwithstanding any other provision of this Project Agreement, if any Third Party becomes an Affiliate of Immatics after the Execution Date as a result of a Change of Control of Immatics, Immatics Shared Vaccine Patents will exclude any Patents Controlled by such Third Party (or its Affiliates in existence prior to such transaction) before such Third Party became Immatics’ Affiliate or that are otherwise Controlled by such Third Party or its affiliates (except Immatics or any Affiliates of Immatics in existence prior to such transaction) after such Change of Control transaction independently of this Project Agreement.

2.22 “Immatics Shared Vaccine Technology” means the Immatics Shared Vaccine Know-How and the Immatics Shared Vaccine Patents.

2.23 “IND-Enabling Toxicology Studies” means the toxicology studies that are intended to satisfy the requirements for filing an IND with respect to a product.

2.24 “IND Filing” means the filing of an IND with any Regulatory Authority.

2.25 “Initial Database Access Period” has the meaning set forth in Section 3.2.

2.26 “Initial Target Data” has the meaning set forth in Section 5.3.1.

2.27 “Initiation” means, with respect to a Clinical Trial or IND-Enabling Toxicology Studies, the first dosing of the first human patient in such Clinical Trial or subject in such IND-Enabling Toxicology Studies.

2.28 “[**]” has the meaning set forth in Schedule 2.46.

2.29 “Known Peptide” means any peptide for [**].

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2.30 “Known Protein” means any protein for [**].

2.31 “Licensed Intellectual Property” means the ** and the Immatics Shared Vaccine Technology. The Licensed Intellectual Property shall be deemed to be “Immatics Technology” under the CLA.

2.32 “Licensed Know-How” means the ** and the Immatics Shared Vaccine Know-How.

2.33 “Licensed Patents” means the ** and the Immatics Shared Vaccine Patents.

2.34 “Major Non-U.S. Market” means [**].

2.35 “Milestone Event” means each of the [**], Shared Vaccine Product Development Milestones, Shared Vaccine Product Approval and First Sale Milestones, and Shared Vaccine Product Net Sales Milestones.

2.36 “[**]” means [**].

2.37 “[**]” means [**].

2.38 “Moderna Product Candidate” has the meaning set forth in Section 4.2.1(a).

2.39 “Nominated Research Protein” has the meaning set forth in Section 4.1.1(a).

2.40 “Novel Peptide” means any peptide for [**].

2.41 “Novel Protein” means any protein for [**].

2.42 “[**]” has the meaning set forth in Schedule 2.46.

2.43 “[**]” has the meaning set forth in Schedule 2.46.

2.44 “[**]” has the meaning set forth in Schedule 2.46.

2.45 “[**]” has the meaning set forth in Schedule 2.46.

2.46 “[**]” has the meaning set forth in Section 3.1.

2.47 [**].

2.48 “[**]” means [**].

2.49 “[**]” has the meaning set forth in Schedule 2.46.

2.50 “Presented Peptides” has the meaning set forth in Section 5.3.1.

2.51 “Presented Proteins” has the meaning set forth in Section 5.3.1.

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2.52 “Product” means a Shared Vaccine Product or Optimized Vaccine Product.

2.53 “Proportional Adjustment Percentage” means, with respect to a Shared Vaccine Product, the fraction equal to [**].

2.54 “Protein Report” has the meaning set forth in Section 4.1.2.

2.55 “Regulatory Support Data” has the meaning set forth in Section 4.2.2.

2.56 “Requested Data Features” has the meaning set forth in Section 5.2.

2.57 “Research Peptide” means a **].

2.58 “Research Protein” means a native, unmodified full-length protein.

2.59 “Research Protein Nomination Notice” has the meaning set forth in Section 4.1.1(a).

2.60 “Research Protein Nomination Report” has the meaning set forth in Section 4.1.1(a).

2.61 “Reserved List” means the list of Reserved Peptides generally described on Schedule 2.62 and Reserved Proteins generally described on Schedule 2.63, and in each case, specifically disclosed to the Validator pursuant to Section 3.3.3.

2.62 “Reserved Peptide” means (a) (i) a Research Peptide that, at the relevant time, is the subject of a bona fide internal program for which Immatics or any of its Affiliates have [**], or (b) a Research Peptide for which, at the relevant time, Immatics or its Affiliates are engaged in bona fide negotiations for which [**]. The Reserved Peptides as of the Execution Date are generally described on Schedule 2.62, including [**] that exist as of the Execution Date, and are specifically disclosed to the Validator pursuant to Section 3.3.3.

2.63 “Reserved Protein” means (a) a Research Protein that, at the relevant time, is the subject of a bona fide internal program for which Immatics or any of its Affiliates have [**] or (b) a Research Protein that, at the relevant time, Immatics or its Affiliates are engaged in bona fide negotiations for which Immatics [**]. The Reserved Proteins as of the Execution Date are generally described on Schedule 2.63, including [**], and are specifically disclosed to the Validator pursuant to Section 3.3.3.

2.64 “Selected Peptides” has the meaning set forth in Section 5.4.1(a).

2.65 “Selected Proteins” has the meaning set forth in Section 5.4.1(a).

2.66 “Selected Research Protein” means a Research Protein nominated by Moderna pursuant to Sections 4.1.1(b), 4.1.1(c), or 4.1.1(d).

2.67 “Selection Criteria” has the meaning set forth in Section 5.2.

2.68 “Shared Vaccine Product” has the meaning set forth in Section 5.5.

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2.69 “Shared Vaccine Product Approval and First Sale Milestone” has the meaning set forth in Section 8.3.2.

2.70 “Shared Vaccine Product Development Milestone” has the meaning set forth in Section 8.3.1.

2.71 “Shared Vaccine Product Net Sales Milestone” has the meaning set forth in Section 8.3.3.

2.72 “Shared Vaccine Program” has the meaning set forth in Section 3.1.

2.73 “Tail Period” has the meaning set forth in Section 5.5.

2.74 “Target Data” means the Initial Target Data, the Target Development Data, or the Updated Target Data, if any.

2.75 “Target Development Data” has the meaning set forth in Section 5.4.2.

2.76 “Term” has the meaning set forth in Section 11.1.1.

2.77 “[**]” means [**].

2.78 “Tumor Type” means a primary neoplastic disease, including any metastasis thereof, as accepted in standard medical practice.

2.79 “Updated Target Data” has the meaning set forth in Section 5.4.3.

2.80 “Vaccine Construct” means [**].

2.81 “Validation Notice” has the meaning set forth in Section 4.2.1(a).

2.82 “Validation Report” has the meaning set forth in Section 4.2.1(a).

2.83 “Validator” has the meaning set forth in Section 3.3.2.

2.84 “Validator Agreement” has the meaning set forth in Section 3.3.2.

ARTICLE 3

PROGRAM OVERVIEW

3.1 Collaboration Overview. The Parties shall collaborate with respect to a Research Program (a) to use the Database to generate reports for Research Proteins or Cancer Vaccine candidates (as more particularly set forth in Article 4, the “Database Query Program”), (b) to select peptides based on Target Data with respect to specific Tumor Types selected by Moderna for the development of Cancer Vaccines (as more particularly set forth in Article 5, the “Shared Vaccine Program”), and (c) to provide certain data that is used to train Moderna’s algorithms for enhanced epitope prediction in the development and validation of Cancer Vaccines (as more particularly set forth in Schedule 2.46, the “Optimized Vaccine Program”). The Research Plans for each of the Database Query Program, Shared Vaccine Program, and the Optimized Vaccine Program are attached hereto as Schedule 3.1.

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3.2 Database Access Period. The term for the conduct of the Database Query Program, the Shared Vaccine Program, and the Optimized Vaccine Program shall begin on the Closing Date and (a) if the Validator Agreement is executed within [**] after the Closing Date, shall end on the [**] of the Closing Date, or (b) if the date of execution of the Validator Agreement is more than [**] after the Closing Date, shall end on the earlier of the [**] of the date of execution of the Validator Agreement and [**] after the Closing Date (the “Initial Database Access Period”). Moderna may, in its sole discretion, extend the Initial Database Access Period for up to [**] additional [**] periods (each, an “Additional Database Access Period”) at the end of the Initial Database Access Period or first Additional Database Access Period, as applicable, by providing notice to Immatics no later than [**] prior to the end of the Initial Database Access Period or first Additional Database Access Period, as applicable (each, an “Extension Notice”) and payment to Immatics of an Extension Payment as set forth in Section 8.1.

3.3 Limitations to Database Access.

3.3.1 Limitations. Unless expressly set forth in this Project Agreement, Immatics shall not be required to provide Moderna any data or information that specifically relates to the Reserved Peptides and Reserved Proteins, as may be updated pursuant to Section 3.3.4.

3.3.2 Validator. Within [**] following the Execution Date, the Parties shall identify a mutually agreeable independent Third Party that understands [**] (such entity, the “Validator”). The Parties shall use best efforts to, within [**] after the Closing Date, enter into a tripartite agreement with the Validator (the “Validator Agreement”) to perform obligations of the Validator hereunder. The Validator Agreement shall include confidentiality obligations at least as stringent as the provisions set forth in the CLA. Immatics has no obligation to commence any Immatics Research Activities under this Project Agreement until the Validator Agreement has been executed, other than activities under Sections 1.2.1, 1.2.2, and 1.2.3 of Schedule 2.46. [**] is responsible for all costs under the Validator Agreement.

3.3.3 Validation. On or promptly after the effective date of the Validator Agreement, Immatics shall provide to the Validator an unblinded version of the Reserved List together with supporting documentation for each Reserved Peptide and Reserved Protein. Pursuant to the terms of the Validator Agreement, the Validator shall review the Reserved List and supporting documentation to validate the accuracy of all Reserved Peptides and Reserved Proteins. The Validator will inform Moderna in writing whether the Reserved List is accurate promptly following receipt of the unblinded version of the Reserved List (but no longer than such time period as is set forth in the Validator Agreement). If the Validator determines that any listed Reserved Peptide and Reserved Protein is not actually a Reserved Peptide or Reserved Protein, then the Reserved List shall be updated accordingly.

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3.3.4 Updates.

(a) New Reserved Peptides or Reserved Proteins. Immatics may update the Reserved List during the Database Access Period by providing written notice to the Validator when any Research Peptide or Research Protein becomes a Reserved Peptide or Reserved Protein, as applicable; provided, that notwithstanding the foregoing and solely with respect to the Reserved List for the Shared Vaccine Program, (i) for the first [**] after the Execution Date, no Research Peptide or Research Protein may be added to such Reserved List, and (ii) after such [**] period, if Immatics intends to update such Reserved List with any potential Reserved Peptides or Reserved Proteins that [**], then, upon notification to Moderna of any such potential Reserved Peptide or Reserved Protein, (x) such potential Reserved Peptides or Reserved Proteins shall be deemed Presented Peptides and Presented Proteins for purposes of Section 5.4.1, and thereafter, if Moderna does not select them as Selected Peptides or Selected Proteins under Section 5.4.1 within [**] after such notification, then (y) Immatics may update the Reserved List to include such additional Reserved Peptides and Reserved Proteins. For clarity, and without limiting Immatics’ right to add Reserved Peptides and Reserved Proteins as set forth above but subject in all cases to the Presented Protein or Presented Peptide meeting the criteria set forth in Section 2.62 or Section 2.63 (as applicable) to qualify as a Reserved Peptide or Reserved Protein, Immatics may add any Presented Protein or Presented Peptide to the Reserved List if Moderna has not selected such Presented Protein or Presented Peptide as a Collaboration Polypeptide within [**] after such Presented Peptide or Presented Protein was first presented to Moderna under Section 5.3.1.

(b) Cessation. If any Research Peptide ceases to be a Reserved Peptide [**], Immatics shall promptly (i) notify the Validator that such Research Peptide is no longer a Reserved Peptide, [**] update the Reserved List to remove such Research Peptide. If any Research Protein ceases to be a Reserved Protein [**], Immatics shall promptly (A) notify the Validator that such Research Protein is no longer a Reserved Protein, [**] update the Reserved List to remove such Research Protein.

ARTICLE 4

DATABASE QUERY PROGRAM

4.1 Research Proteins Query.

4.1.1 Research Protein Nomination.

(a) Target Nomination Notice. During the Database Access Period, Moderna may nominate [**] up to [**] Research Proteins for which Moderna has [**] (each, a “Nominated Research Protein”) by providing notice of such election to Immatics (each such notice, a “Research Protein Nomination Notice”) and a report to the Validator containing sufficient information for the Validator to confirm that Moderna has completed the necessary activities for such Research Protein to be a Nominated Research Protein [**] (each such report, a “Research Protein Nomination Report”). For avoidance of doubt, Moderna may submit more than one Nominated Research Protein in a Research Protein Nomination Notice and corresponding Research Protein Nomination Report, subject to the cap of [**] Research Proteins [**] during the Database Access Period; provided, that it is understood that Moderna may

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provide to the Validator [**] for each Nominated Research Protein. The Validator shall confirm with Immatics and Moderna that Moderna has completed the necessary activities for such Research Protein to be a Nominated Research Protein (such confirmation process as further set out in the Validator Agreement). Following receipt of the Validator’s confirmation, Immatics shall promptly respond to the Research Protein Nomination Notice to inform Moderna whether such Research Protein is available. Moderna shall provide to Immatics the details regarding the Nominated Research Protein necessary for Immatics to generate the Protein Report.

(b) Nominated Research Protein Available. If the Nominated Research Protein is available because it is not a Reserved Protein and there are no Research Peptides for such Nominated Research Protein that are Reserved Peptides, then the Nominated Research Protein identified in the Research Protein Nomination Notice is deemed a Selected Research Protein.

(c) Nominated Research Protein Available with Reserved Peptides. If the Nominated Research Protein is available because it is not a Reserved Protein and there is at least one Research Peptide for such Nominated Research Protein that is not a Reserved Peptide, Immatics shall notify Moderna about the proportion of Reserved Peptides as compared to non-Reserved Peptides in such Research Protein. Within [**] following receipt of Immatics’ notice, Moderna may elect, upon written notice to Immatics, whether to nominate such Nominated Research Protein as a Selected Research Protein. If Moderna so elects to nominate such Nominated Research Protein as a Selected Research Protein, then the Nominated Research Protein identified in the Research Protein Nomination Notice is deemed a Selected Research Protein; provided, that Immatics shall not be required to provide any information in the Protein Report regarding any Reserved Peptides. If Moderna does not so elect to nominate such Nominated Research Protein as a Selected Research Protein, then Moderna may select another Nominated Research Protein pursuant to this Section 4.1.

(d) Nominated Research Protein Unavailable because Reserved. If the Nominated Research Protein is not available because it is a Reserved Protein, then Moderna may select another Nominated Research Protein pursuant to this Section 4.1; provided, that if the identified Research Protein is a Reserved Protein solely because Immatics has granted non-exclusive rights with respect to such Reserved Protein, then Immatics shall notify Moderna of such non-exclusive rights and Moderna may nevertheless select such Reserved Protein as a Selected Research Protein subject to any such rights previously granted and obligations previously agreed to by Immatics.

(e) Validator Confirmation. If Immatics informs Moderna that a Nominated Research Protein is a Reserved Protein or has one or more Reserved Peptides, Moderna may request that the Validator confirms such information. If Moderna requests the Validator’s confirmation, the Validator shall consult the Reserved List to determine whether (i) the Nominated Research Protein is a Reserved Protein or (ii) any Research Peptides for such Nominated Research Protein are Reserved Peptides. The Validator shall notify Moderna and Immatics of the result of such verification.

(f) Selected Research Protein Sequence. For each Selected Research Protein, Moderna shall provide the Validator with [**], prior to Immatics’ initiation of any activities to generate a Protein Report.

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4.1.2 Protein Report. For each Selected Research Protein, Immatics will promptly provide a report on such Selected Research Protein using the then-current Database, including [**] as set forth in the applicable Research Plan (each, a “Protein Report”). The data included in the Protein Report is considered Confidential Information for which Immatics shall be deemed the Disclosing Party.

4.1.3 Modifications of Selected Research Protein Sequences. For the period ending [**] after the end of the Database Access Period, Moderna shall notify Immatics and the Validator of each Cancer Vaccine for which Moderna makes an IND Filing where such Cancer Vaccine contains or comprises a Selected Research Protein. In such notification to the Validator (but for avoidance of doubt, not in such notice to Immatics), Moderna shall provide the Validator with [**], in such IND documentation for such Cancer Vaccine to enable the Validator to confirm whether such Selected Research Protein was modified based on the data set forth in the Protein Report. Immatics may request the Validator to confirm whether such Selected Research Protein was modified based on the data set forth in the Protein Report.

4.2 Peptide Validation.

4.2.1 Moderna Product Candidate Nomination.

(a) Validation Notice. During the Database Access Period, on an annual basis, Moderna may elect for Immatics to obtain validation with respect to up to [**] Cancer Vaccine candidates owned or Controlled by Moderna that [**] (each, a “Moderna Product Candidate”) by providing notice of such election to Immatics (each such notice, a “Validation Notice”) and a corresponding report for purposes of such validation to the Validator (each such report, a “Validation Report”); provided, that notwithstanding the foregoing, Immatics is not required to validate more than [**] Research Proteins annually. The Validation Report shall include sufficient information for the Validator to confirm that Moderna has approval to proceed towards an IND Filing for the Moderna Product Candidate and the Validation Notice shall include a description of the design of the Moderna Product Candidate, including all Research Peptides and all Research Proteins included in such Moderna Product Candidate, and any other details necessary for Immatics to conduct the Immatics Research Activities for such Moderna Product Candidate.

(b) Moderna Product Candidate Incorporates Reserved Peptide or Reserved Protein. If a Moderna Product Candidate incorporates a Reserved Peptide or a Reserved Protein, Immatics shall notify Moderna about the proportion of Reserved Peptides or Reserved Protein as compared to the entire Moderna Product Candidate. Within [**] following receipt of Immatics’ notice, Moderna may elect, upon written notice to Immatics, whether to proceed with the validation of such Moderna Product Candidate. If Moderna so elects to proceed with such Moderna Product Candidate, then Immatics shall conduct the validation activities set forth in the Research Plan for the Database Query Program; provided, that Immatics shall not be required to provide any information in the Regulatory Support Data regarding any Reserved Peptides or Reserved Proteins. If Moderna does not so elect to proceed with such Moderna Product Candidate, then Moderna may select another Moderna Product Candidate pursuant to this Section 4.2.1.

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(c) Validator Confirmation. If Immatics informs Moderna that a Moderna Product Candidate incorporates a Reserved Peptide or a Reserved Protein, Moderna may request that the Validator confirm such information. If Moderna requests the Validator’s confirmation, the Validator shall consult the Reserved List to determine whether the Moderna Product Candidate incorporates a Reserved Peptide or a Reserved Protein. The Validator shall notify Moderna and Immatics of the result of such verification.

(d) Moderna Product Candidate Sequence. For each Moderna Product Candidate, Moderna shall provide the Validator with the intended design of such Moderna Product Candidate, including the sequence, prior to Immatics’ initiation of any Immatics validation activities.

4.2.2 Validation Efforts. Immatics shall conduct the validation activities set forth in the Research Plan for the Database Query Program for the Moderna Product Candidate and promptly provide the results of such validation activities using the then-current Database to Moderna in accordance with such Research Plan (the “Regulatory Support Data”). Notwithstanding the foregoing, (a) Immatics shall not provide Regulatory Support Data for any Reserved Peptide or Reserved Protein included in a Moderna Product Candidate and (b) if Moderna intends to make a modification referenced in Section 4.2.3, Moderna may request an update to the Regulatory Support Data for the Moderna Product Candidate undergoing the validation activities set forth in this Section 4.2.2. The Regulatory Support Data shall include a comprehensive peptide analysis for Moderna’s regulatory purposes as set forth in the applicable Research Plan. The Regulatory Support Data is considered Confidential Information for which Immatics shall be deemed the Disclosing Party.

4.2.3 Modifications of Moderna Product Candidate. Moderna shall notify Immatics and the Validator of each Cancer Vaccine for which Moderna makes an IND Filing where such Cancer Vaccine is a Moderna Product Candidate. In such notification to the Validator (but for avoidance of doubt, not in such notice to Immatics), Moderna shall provide the Validator with [**], in such IND documentation for such Cancer Vaccine to enable the Validator to confirm whether such Moderna Product Candidate was modified based on the Regulatory Support Data. Immatics may request the Validator to confirm whether such Moderna Product Candidate was modified based on the Regulatory Support Data.

ARTICLE 5

SHARED VACCINE PROGRAM

5.1 Exclusive Tumor Types. The [**] Tumor Types that are included in the Shared Vaccine Program are set forth on Schedule 5.1 (the “Exclusive Tumor Types”).

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5.2 Selection Criteria. As soon as reasonably practical after the Database Project Committee determines to commence work on the Shared Vaccine Program in one of the Exclusive Tumor Types, Moderna shall provide the Database Project Committee with all reasonable information needed (a) to establish the criteria to identify Exclusive Tumor Type-associated and Exclusive Tumor Type-selective Research Peptides and Research Proteins, provided, that such criteria shall not include criteria that are directed to any Tumor Type other than the Exclusive Tumor Types (as such criteria may be updated from time to time by the Database Project Committee upon Moderna’s request, the “Selection Criteria”), and (b) to optimize the ratios of Presented Proteins and Presented Peptides that are Novel Proteins and Novel Peptides. In response to Moderna’s provision of such information (including updates thereto) to the Database Project Committee, the Database Project Committee will agree on (i) Selection Criteria to optimize the ratios of Presented Proteins and Presented Peptides that are Novel Proteins and Novel Peptides and (ii) which relevant data will be shared that relates to the Exclusive Tumor Types and is necessary or reasonably useful to select the Research Peptides or Research Proteins for development of Cancer Vaccines (the “Requested Data Features”), in each case of (i) and (ii), as more particularly set forth in the applicable Research Plan, provided, for clarity, that the Requested Data Features must define data that can be derived from the then-existing Database and that is solely for the Exclusive Tumor Types. The Database Project Committee will provide written notice to Immatics of the Selection Criteria and the Requested Data Features promptly after each such determination.

5.3 Presented Peptides, Presented Proteins, and Target Data.

5.3.1 Generation. As soon as reasonably possible after each notification from the Database Project Committee to Immatics of the Selection Criteria and the Requested Data Features pursuant to Section 5.2, Immatics shall (a) in consultation with the Database Project Committee, generate a list of (i) Research Peptides for the Exclusive Tumor Type from the Database in accordance with the applicable Research Plan that match the Selection Criteria, including, for clarity, any Reserved Peptides that meet the Selection Criteria (the “Presented Peptides”) or (ii) Research Proteins for the Exclusive Tumor Type from the Database in accordance with the applicable Research Plan that match the Selection Criteria, including, for clarity, any Reserved Proteins that meet the Selection Criteria (the “Presented Proteins”) and (b) compile the data based on the Requested Data Features using the then-existing Database (the “Initial Target Data”). Immatics shall notify the Database Project Committee in writing of (1) the Presented Peptides and the Presented Proteins, provided, that Immatics may redact the identity of the Reserved Peptides and the Reserved Proteins that meet the Selection Criteria, and (2) the Initial Target Data. In accordance with the applicable Research Plan, the Database Project Committee shall use reasonable judgment to assess in good faith whether the Selection Criteria should be amended to optimize the Initial Target Data. Upon each such amendment of the Selection Criteria, Immatics shall generate a new list of Presented Peptides, Presented Proteins, and corresponding Initial Target Data in accordance with this Section 5.3.1.

5.3.2 Quality. Immatics shall use Commercially Reasonable Efforts to ensure that the quality of the Target Data is of at least the same level that Immatics applies to its internal programs.

5.3.3 Protection of Target Data. Target Data is considered Confidential Information for which Immatics shall be deemed the Disclosing Party. Without limiting the generality of Article 6 of the CLA, (a) Moderna shall limit access to Target Data to those employees, subcontractors, and Sublicensees that reasonably need access to the Target Data to perform Moderna’s obligations and exercise its rights under this Project Agreement and (b) Moderna shall implement and maintain a commercially reasonable written information security policy that specifies the security standards it shall apply to protect the Target Data.

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5.4 Collaboration Polypeptides.

5.4.1 Selection.

(a) After receipt of the notice identifying the Presented Peptides and the Presented Proteins and for the remainder of the Database Access Period, Moderna, in consultation with the Database Project Committee and based on the Initial Target Data, shall select (i) specific peptides (other than Reserved Peptides) from the list of Presented Peptides for further Development of a Cancer Vaccine in the corresponding Exclusive Tumor Type (the “Selected Peptides”) or (ii) specific proteins (other than Reserved Proteins) from the list of Presented Proteins for further Development of a Cancer Vaccine in the corresponding Exclusive Tumor Type (the “Selected Proteins”).

(b) As soon as practical following Moderna’s selection of the Selected Peptides or the Selected Proteins, Immatics shall share with Moderna the sequence of the Selected Peptides and the Selected Proteins. Moderna, together with the Database Project Committee, shall determine within [**] after Immatics has shared the sequence of the Selected Peptides and the Selected Proteins whether such Selected Peptides are Novel Peptides and whether such Selected Proteins are Novel Proteins; provided, that Moderna shall not be required to provide Immatics with any data or information that would result in breach of any confidentiality obligations owed to any Third Party or that is otherwise commercially sensitive; and provided, further, that if Moderna determines that a Selected Peptide is not a Novel Peptide or that a Selected Protein is not a Novel Protein, then Moderna shall provide the Validator with all data and information that is reasonably necessary for the Validator to confirm such determination and the Validator shall confirm such determination to Immatics in writing.

(c) Upon a determination that a Selected Peptide is a Novel Peptide or a Selected Protein is a Novel Protein, such Selected Peptides and Selected Proteins become “Collaboration Polypeptides”; provided, that there can be no more than [**] Collaboration Polypeptides in total at any given time during the Database Access Period; and provided, further, that a Selected Peptide or Selected Protein shall cease to be a Collaboration Polypeptide (i) upon the disclosure of such Selected Peptide or Selected Protein by Immatics to any Third Party in the context of the Field (provided that to the extent such disclosure is a breach of this Project Agreement, Moderna reserves all of its rights and remedies under this Project Agreement and the CLA), other than to any patent office or other appropriate Governmental Authority in one or more jurisdictions in the Territory as part of a patent application for any Selected Peptide or Selected Protein or as expressly permitted under this Project Agreement; (ii) if the Selected Peptide or Selected Protein ceases to be a Novel Peptide or ceases to be Novel Protein before Moderna makes the first corresponding Milestone Payment pursuant to Section 8.3; or (iii) if Moderna notifies Immatics in writing during the Database Access Period that it has determined to deselect the Selected Peptide or Selected Protein comprising a Collaboration Polypeptide, at which point Moderna may not re-select such deselected Selected Peptide or deselected Selected Protein as a Collaboration Polypeptide. Upon Moderna’s request to expand the number of

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Collaboration Polypeptides beyond [**] at any time, Immatics shall discuss such an expansion with Moderna in good faith. The Parties shall promptly inform the Validator of all Collaboration Polypeptides, including sufficient information with respect to such Collaboration Polypeptide to allow the Validator to determine whether the Collaboration Polypeptide is included in a Shared Vaccine Product and confirm the Proportional Adjustment Percentage. For clarity, (1) if a Selected Peptide is not a Novel Peptide or a Selected Protein is not a Novel Protein, then such Selected Peptide or Selected Protein is not a Collaboration Polypeptide, (2) a single Selected Peptide or single Selected Protein is deemed to be a single Collaboration Polypeptide, and (3) a Reserved Peptide cannot be a Collaboration Polypeptide and a Reserved Protein cannot be a Collaboration Polypeptide.

(d) Promptly following Moderna’s selection of Selected Peptides and Selected Proteins, Moderna shall delete or destroy, at Immatics’ direction, the Initial Target Data for any Presented Peptides and Presented Proteins that Moderna does not select as Selected Peptides and Selected Proteins. Promptly following the determination whether a Selected Peptide is a Novel Peptide or a Selected Protein is a Novel Protein, Moderna shall delete or destroy, at Immatics’ direction, the Initial Target Data and the sequence related to any Selected Peptides and Selected Proteins that are not Novel Peptides or Novel Proteins. Promptly following notice to Immatics that Moderna has determined to deselect a Selected Peptide or deselected a Selected Protein comprising a Collaboration Polypeptide or if any Research Peptide or Research Protein ceases to be a Collaboration Polypeptide for any other reason, Moderna shall delete or destroy, at Immatics’ direction, all Target Data and the sequence related to any such deselected Selected Peptides and deselected Selected Proteins.

5.4.2 Target Development Data. As soon as practical following confirmation of the Collaboration Polypeptides pursuant to Section 5.4.1, Immatics shall, in consultation with the Database Project Committee, generate a complete set of data for the Collaboration Polypeptides as set forth in the Research Plan for the Shared Vaccine Program (including the data relating to the Collaboration Polypeptide with respect to any Regulatory Filings, which for the avoidance of doubt, may be used in such Regulatory Filing) (“Target Development Data”).

5.4.3 Updated Target Data. Prior to the end of the Database Access Period, Moderna may request, [**] for each Exclusive Tumor Type, that Immatics provide Moderna with updated Target Development Data on any Collaboration Polypeptides based on the then-existing Database (such data, the “Updated Target Data”).

5.4.4 Expiration of the Database Access Period. Following the expiration of the Database Access Period, Moderna may continue to use the Target Data that directly relates to the Collaboration Polypeptides (“Collaboration Polypeptide Data”), subject to the terms of this Project Agreement. Notwithstanding the terms of this Project Agreement or the CLA (including Sections 6.1 and 11.5.3), Moderna shall have no obligation to delete or destroy any Collaboration Polypeptide Data received by Moderna pursuant to this Project Agreement; provided, that Section 5.3.3 shall continue to apply to any retained Collaboration Polypeptide Data.

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5.5 Selection of Shared Vaccine Products. Moderna shall notify Immatics of each Cancer Vaccine for which Moderna files an IND where such Cancer Vaccine contains or comprises a Collaboration Polypeptide (each such Cancer Vaccine, a “Shared Vaccine Product”). Promptly following such notification, Moderna shall provide the Validator with [**]. All Collaboration Polypeptides that were selected by Moderna pursuant to Section 5.4.1 that are not contained in or comprising a Shared Vaccine Product will cease to be Collaboration Polypeptides upon expiration of the [**] period immediately following the expiration of the Database Access Period (the “Tail Period”); provided, that Moderna may, [**] extend the Tail Period by [**] on a Collaboration Polypeptide-by-Collaboration Polypeptide basis upon (i) notice to Immatics at least [**] prior to the expiration of the Tail Period and (ii) payment to Immatics of a [**] fee for each Collaboration Polypeptide for which Moderna wishes to extend the Tail Period within [**] after receipt of an invoice therefor. For clarity, the Tail Period with respect to any Collaboration Polypeptide will not exceed [**]. Notwithstanding anything herein to the contrary, no Product under any other Project Agreement to the CLA shall be a Shared Vaccine Product. Promptly following the expiration of the Tail Period (including any extension thereof for a given Collaboration Polypeptide), Moderna shall delete or destroy, at Immatics’ direction, all Target Data other than the Collaboration Polypeptide Data.

5.6 Diligence. Moderna, either itself or through one or more Affiliates or Sublicensees, shall use Commercially Reasonable Efforts to Develop and Commercialize [**] Shared Vaccine Product.

ARTICLE 6

GOVERNANCE

6.1 Database Project Committee.

6.1.1 Formation of Database Project Committee. Notwithstanding the definition of Project Committee Term in Section 4.2.1 of the CLA, the Project Committee for this Project Agreement (“Database Project Committee”) shall oversee and coordinate the Database Query Program, the Shared Vaccine Program, and [**] from the Closing Date of this Project Agreement until the expiration of the Database Access Period (the “Database Project Committee Term”). All references to “Project Committee Term” in the CLA shall be deemed to refer the Database Project Committee Term with respect to the Database Query Program, the Shared Vaccine Program, and [**].

6.1.2 Responsibilities. The Database Project Committee’s specific responsibilities are as follows:

(a) oversee and coordinate the activities under each Research Plan;

(b) oversee and coordinate the Immatics Research Activities under this Project Agreement and each Research Plan;

(c) review and discuss the results of the activities being carried out under each Research Plan;

(d) oversee the day-to-day activities and review regular updates and information regarding the activities performed under this Project Agreement, including reviewing and discussing the written reports or presentations regarding the activities hereunder;

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(e) [**]

(f) coordinate and oversee the delivery of the Presented Peptides and Presented Proteins, Initial Target Data and Updated Target Data;

(g) discuss and approve the selection of Selected Research Proteins, Selection Criteria, Requested Data Features, and Collaboration Polypeptides;

(h) raise relevant topics or identify decisions to be made and, to the extent possible, bring expert recommendations to the attention of JSC; and

(i) fulfill such other responsibilities as may be allocated to the Database Project Committee under this Project Agreement or by mutual written agreement of the Parties.

6.2 Decision Making. Each Party’s representatives on the Database Project Committee for this Project Agreement shall have one vote on all matters within the scope of the Database Project Committee’s responsibilities. The Database Project Committee members shall use reasonable efforts to reach unanimous agreement on all Database Project Committee decisions. If the Database Project Committee is unable to reach consensus with respect to a particular matter within [**] after the matter is first presented to the Database Project Committee, then upon the written request of a Party, the matter shall be referred to the JSC.

ARTICLE 7

EXCLUSIVITY

7.1 Database Access Period Exclusivity. Subject to Sections 13.4 and 13.5 of the CLA and except as otherwise expressly permitted under this Project Agreement or any other Project Agreement, during the Database Access Period, Immatics and its Affiliates shall not, either for their own benefit or on behalf of any Third Party (and shall not grant any rights to any Third Parties to):

(a) Exploit any Cancer Vaccine for the Exclusive Tumor Types in the Field (the “Exclusive Tumor Type Exclusivity”), provided, that if, [**]; and

(b) use the Prediction Data for the purpose of epitope prediction in the Field, provided, that [**].

Notwithstanding the foregoing and subject to Section 7.3, Immatics shall have the right to conduct [**].

7.2 Collaboration Polypeptide Exclusivity. Subject to Sections 13.4 and 13.5 of the CLA, during the Term, Immatics and its Affiliates shall not, either for their own benefit or on behalf of any Third Party (and shall not grant any rights to any Third Parties to), Exploit any Cancer Vaccine in the Field **. Notwithstanding the foregoing and subject to Section 7.3, Immatics shall have the right to conduct [**].

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7.3 Combination. With respect to (a) Section 7.1, during the Database Access Period and (b) Section 7.2, during the Term, Immatics shall provide written notice to Moderna of its intention to conduct [**], as applicable. Within [**] after receipt of any such notice, Moderna may elect to enter into non-exclusive negotiations for a period of up to [**] for Moderna to [**], during which time Immatics shall negotiate in good faith with Moderna and shall not [**] prior to the expiration of such [**] negotiation period. For clarity, if Moderna does not respond to such notice within such [**] period, if Moderna notifies Immatics that it does not wish to [**], or if the Parties have not reached agreement at the end of such [**] negotiation period, then Immatics may freely [**].

7.4 Database Query7.4.1 . For clarity, Immatics has no exclusivity obligations with respect to the activities conducted under Article 4, including with respect to any Moderna Product Candidate or Selected Research Proteins.

7.5 Exempt Immatics Activities. Nothing in this Article 7 shall prevent Immatics from [**]. [**]

ARTICLE 8

FINANCIAL TERMS

8.1 Extension Payments. Subject to the terms and conditions of this Project Agreement, no later than [**] after Moderna submits an Extension Notice, Moderna shall pay Immatics [**] (each, an “Extension Payment”).

8.2 Database Query Program Payments.

8.2.1 Query Fees.

(a) In consideration for the work required to generate the Protein Report for a Selected Research Protein and on a Selected Research Protein-by-Selected Research Protein basis, Moderna shall pay Immatics [**] upon commencement of Immatics Research Activities to generate the Protein Report pursuant to Section 4.1.2 for each such Selected Research Protein.

(b) In consideration for the work required to generate Regulatory Support Data for a Moderna Product Candidate and on a Moderna Product Candidate-by-Moderna Product Candidate basis, Moderna shall pay Immatics [**] upon commencement of Immatics Research Activities to generate Regulatory Support Data pursuant to Section 4.2.2 for each such Moderna Product Candidate.

8.2.2 Unmodified Moderna Product Candidate. In consideration for the work required to generate Regulatory Support Data for a Moderna Product Candidate and on a Moderna Product Candidate-by-Moderna Product basis, Moderna shall pay Immatics [**] upon [**] for a Cancer Vaccine in the Field that contains or comprises a Moderna Product Candidate that was not modified based on the Regulatory Support Data but for which the Regulatory Support Data was used for the relevant IND Filing. Notwithstanding anything to the contrary, for any Moderna Product Candidate for which a Milestone Payment provided in Section 8.2.3(a) or Section 8.2.3(b) is payable, such Moderna Product Candidate shall be ineligible for payment provided for under this Section 8.2.2.

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8.2.3 Modification of Cancer Vaccine.

(a) In consideration for the work required to generate the Protein Report for a Selected Research Protein and on a Selected Research Protein-by-Selected Research Protein basis, Moderna shall pay Immatics [**] upon [**] for a Cancer Vaccine in the Field containing a Selected Research Protein that was modified based on the data set forth in the Protein Report; provided, that such payment shall be payable for a [**].

(b) In consideration for the work required to generate Regulatory Support Data for a Moderna Product Candidate and on a Moderna Product Candidate-by-Moderna Product basis, Moderna shall pay Immatics [**] upon [**] for a Cancer Vaccine in the Field that contains or comprises Moderna Product Candidate that was modified as a result of the Regulatory Support Data.

8.3 Shared Vaccine Product Milestones.

8.3.1 Shared Vaccine Product Development Milestones. On a Shared Vaccine Product-by-Shared Vaccine Product basis, upon the first achievement of the milestones below (each, a “Shared Vaccine Product Development Milestone”), Moderna shall make the corresponding Milestone Payment as set forth in the CLA.

Development Milestone	Milestone Payment
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]

The maximum total amount payable under this Section 8.3.1 shall not exceed [**] per Shared Vaccine Product. The Shared Vaccine Product Development Milestones are intended to be sequential, and achievement of a Shared Vaccine Product Development Milestone for a Shared Vaccine Product will result in deemed achievement of all earlier Shared Vaccine Product Development Milestones.

8.3.2 Shared Vaccine Product Approval and First Sale Milestones. On a Shared Vaccine Product-by-Shared Vaccine Product basis, upon the first achievement of the milestones below (each, a “Shared Vaccine Product Approval and First Sale Milestone”), Moderna shall make the corresponding Milestone Payment as set forth in the CLA.

Approval and First Sale Milestones	Milestone Payment
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]

The maximum total amount payable under this Section 8.3.2 shall not exceed [**] per Shared Vaccine Product.

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8.3.3 Shared Vaccine Product Net Sales Milestones. On a Shared Vaccine Product-by-Shared Vaccine Product basis, upon the first achievement of the milestones below (each, a “Shared Vaccine Product Net Sales Milestone”), Moderna shall make the corresponding Milestone Payment as set forth in the CLA.

Net Sales Milestones	Milestone Payment
[**]	[**]
[**]	[**]
[**]	[**]

The maximum total amount payable under this Section 8.3.3 shall not exceed [**] per Shared Vaccine Product.

8.4 Royalties. Subject to Section 5.3 of the CLA, on a Shared Vaccine Product-by-Shared Vaccine Product basis, during the applicable Royalty Term, Moderna shall make the royalty payments as set forth in the CLA based on the Royalty Rates below. [**].

Per Shared Vaccine Product Annual Net Sales	Royalty Rate
[**] to [**]	[**]
[**] to [**]	[**]
[**] to [**]	[**]
Above [**]	[**]

8.5 Reduction for Non-Collaboration Polypeptides in a Shared Vaccine Product. Notwithstanding Section 5.3.6 of the CLA, (a) for a given Milestone Event under Sections 8.3.1, 8.3.2, and 8.3.3 for a Shared Vaccine Product, the corresponding Milestone Payment shall be multiplied by the Proportional Adjustment Percentage, and (b) the royalty rate used to calculate royalty payments due by Moderna under Section 8.4 with respect to a Shared Vaccine Product shall be multiplied by the Proportional Adjustment Percentage; provided, that notwithstanding the foregoing, in no event shall the foregoing reduction to the Milestone Payments or the royalty rate reduce the amounts payable by Moderna under Sections 8.3.1, 8.3.2, 8.3.3, and 8.4 to less than [**] of the amounts or rates listed under Sections 8.3.1, 8.3.2, 8.3.3, or 8.4. Such [**] reduction is independent from any reductions or deductions under Section 5.3 of the CLA, provided, that Moderna may not further reduce any payments for a Shared Vaccine Product under Section 5.3.5 of the CLA with respect to Third-Party Licenses for any right or license to any amino acid sequence for which a reduction is made under this Section 8.5. Moderna shall

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provide the Validator with [**] which the Validator will confirm against its independently calculated Proportional Adjustment Percentage. For each Shared Vaccine Product, the Validator shall confirm such Proportional Adjustment Percentage to Immatics promptly following the Validator’s confirmation of such Proportional Adjustment Percentage. Notwithstanding anything to the contrary in this Project Agreement, and solely for the purposes of computing the reduction in Section 8.5(a) with respect to a given Milestone Event and Milestone Payment, a Research Peptide shall not be considered a Collaboration Polypeptide if such Research Peptide [**]. Notwithstanding anything to the contrary in this Project Agreement, and solely for the purposes of computing a reduction under this Section 8.5 with respect to a given Milestone Event and Milestone Payment, for any Collaboration Polypeptide for which the underlying Selected Peptide or Selected Protein ceases to be a Novel Peptide or ceases to be Novel Protein through disclosure by or on behalf of Immatics or any of its Affiliates within [**] after an IND Filing by Moderna for a Shared Vaccine Product for such Collaboration Polypeptide, the corresponding Milestone Payment and royalty rate used to calculate royalty payments due by Moderna under Section 8.4 with respect to a Shared Vaccine Product for such Collaboration Polypeptide shall each be reduced by [**]; for any Collaboration Polypeptide for which the underlying Selected Peptide or Selected Protein ceases to be a Novel Peptide or ceases to be Novel Protein through disclosure by or on behalf of Immatics or any of its Affiliates during the following [**] thereafter, the corresponding Milestone Payment and royalty rate used to calculate royalty payments due by Moderna under Section 8.4 with respect to a Shared Vaccine Product for such Collaboration Polypeptide shall each be reduced by [**].

8.6 Research Budget. As consideration for the conduct of the Immatics Research Activities, Moderna shall reimburse Immatics for its Research Costs incurred in the conduct of the Immatics Research Activities under each Research Plan in accordance with the corresponding Research Budget. Immatics shall invoice Moderna for Immatics’ Research Costs on a Calendar Quarter basis in arrears, and, to the extent the invoice does not exceed more than [**] of the applicable Research Budget for the applicable Calendar Year, and all amounts invoiced by Immatics for its Research Costs hereunder do not exceed [**] of the applicable Research Budget, Moderna shall pay such amounts within [**] after receipt of such invoice. Immatics shall cooperate with any reasonable request of Moderna to confirm the information in any such invoice(s).

ARTICLE 9

INTELLECTUAL PROPERTY

9.1 License.

9.1.1 License Grant for Database Query Program. Subject to the terms and conditions of this Project Agreement, Immatics hereby grants to Moderna a non-exclusive, sublicensable (but only in accordance with Section 9.3) license under the Regulatory Support Data and any data comprising or contained in the Protein Report to Exploit Research Peptides or Research Proteins (other than Collaboration Polypeptides) contained in or comprising Cancer Vaccines in the Field. For clarity, Moderna’s license grant with respect to Collaboration Polypeptides is addressed in Section 9.1.2.

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9.1.2 License Grants for Shared Vaccine Program(a) . Subject to the terms and conditions of this Project Agreement, Immatics hereby grants to Moderna an exclusive (even as to Immatics and its Affiliates, subject to Immatics and its Affiliates retaining the nonexclusive rights necessary or reasonably useful to perform Immatics’ obligations under this Project Agreement and any Research Plan), royalty-bearing, sublicensable (but only in accordance with Section 9.3) license under the Immatics Shared Vaccine Technology to Exploit Collaboration Polypeptides contained in or comprising Shared Vaccine Products in the Field.

9.1.3 License Grant for Optimized Vaccine Program9.1.4 . Subject to the terms and conditions of this Project Agreement, Immatics hereby grants to Moderna an exclusive [**], milestone-bearing, sublicensable (but only in accordance with Section 9.3) license under the Immatics Prediction Technology to Exploit an Optimized Vaccine Product in the Field.

9.2 Ownership. Notwithstanding anything to the contrary in the CLA, including Section 1.131 and Section 7.3 of the CLA, the “Results” under this Project Agreement shall mean only such data or information generated through the conduct of Immatics Research Activities pursuant to the Research Plan for the Shared Vaccine Program that (a) were generated specifically for, and solely relate to, (i) a Moderna Product Candidate or (ii) a Collaboration Polypeptide and (b) was not already contained in the Database at the time such Immatics Research Activities were conducted. Notwithstanding anything to the contrary in the CLA, including Article 6 and Section 7.3 of the CLA, Immatics may use and disclose the Results for any purpose other than the Development or Commercialization of any Cancer Vaccine (i) in the Field, with respect to Results related to the Collaboration Polypeptides, and (ii) for the Exclusive Tumor Types in the Field, with respect to all other Results. For clarity, and notwithstanding anything to the contrary in the CLA, Immatics solely owns all Regulatory Support Data, data included in the Protein Report, and Target Data (to the extent such Target Data do not constitute Results hereunder), subject to any rights or licenses expressly granted by Immatics to Moderna under this Project Agreement. Notwithstanding Section 7.2.2(c) of the CLA, all Inventions made solely by or on behalf of Immatics or its Affiliates that are related to such Regulatory Support Data, data included in the Protein Report, and Target Data (to the extent such Target Data do not constitute Results hereunder) shall be Immatics Arising Inventions.

9.3 Sublicenses. Moderna shall have the right to grant sublicenses (through multiple tiers) under the licenses granted to it under this Project Agreement without the prior consent of Immatics, to any (a) Affiliate of Moderna, (b) Third Party subcontractor engaged by Moderna, and (c) Third Party, in each case, in the Field for the Regulatory Materials of Cancer Vaccines contemplated by the Database Query Program or for the Exploitation of a Shared Vaccine Product or Optimized Vaccine Product. Each sublicense granted by Moderna under this Section 9.3 shall be in writing and subject to and consistent with the terms and conditions of this Project Agreement. Moderna shall remain fully responsible (at its own cost) for all acts or omissions of any Sublicensee it appoints (including any acts or omissions which result in a breach of the terms of this Project Agreement), and Moderna shall ensure that each Sublicensee complies with the terms and conditions of this Project Agreement applicable to such Sublicensee.

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9.4 Existing Patents.

9.4.1 All Patent rights contained in [**] and Immatics Shared Vaccine Technology existing as of the Execution Date that are issued or subject to a pending application for issuance (the “Existing Patents”) are listed on Schedule 9.4 and all such Existing Patents (a) are, to the extent issued (unless otherwise indicated on Schedule 9.4), subsisting and, to Immatics’ Knowledge, not invalid or unenforceable, in whole or in part; (b) are solely and exclusively owned, or exclusively licensed, by Immatics, free of any encumbrance, lien, or claim of ownership by any Third Party; (c) are, to the extent subject to a pending application for issuance and as indicated in Schedule 9.4, being diligently prosecuted in the respective patent offices in which such applications have been filed in accordance with Applicable Laws and Immatics and its Affiliates have presented all relevant references, documents, and information to the relevant patent examiner at the relevant patent office; and (d) have been filed and maintained properly and correctly, and no fees applicable thereto when due and payable, as may be or have been extended, have gone unpaid.

9.4.2 To Immatics’ Knowledge, neither Immatics nor any of its Affiliates have taken any action that would render any invention claimed in the Existing Patents unpatentable.

9.4.3 [**].

ARTICLE 10

INDEMNIFICATION

10.1 Database Query Program. Without limiting Section 10.2 of the CLA, Moderna shall defend, indemnify and hold harmless the Immatics Indemnitees from and against any and all Losses to which any Immatics Indemnitee may become subject as a result of any Claim to the extent such Losses arise out of the Exploitation of any Cancer Vaccine in the Field containing a Selected Research Protein and a Cancer Vaccine in the Field that contains or comprises a Moderna Product Candidate, in each case, by or on behalf of Moderna (including with respect to the Immatics Research Activities), its Affiliates, or their respective Sublicensees (including from product liability and intellectual property infringement claims); except, in each case, to the extent [**].

ARTICLE 11

TERM AND TERMINATION

11.1 Term; Expiration.

11.1.1 Term. This Project Agreement shall become effective on the Closing Date and, unless earlier terminated pursuant to Article 11 of the CLA, shall remain in effect until it expires on a Product-by-Product and country-by-country basis (as applicable, the “Term”):

(a) with respect to the Database Query Program, this Project Agreement shall expire on the later of the expiration of the time period for notification in Section 4.1.3 and when there are no further amounts payable by Moderna to Immatics under Section 8.2;

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(b) on a Shared Vaccine Product-by-Shared Vaccine Product and country-by-country basis, this Project Agreement shall expire on the date of the expiration of the Royalty Term with respect to such Shared Vaccine Product in such country or, if Moderna has not made an IND filing for any of the Collaboration Polypeptides by the end of the Tail Period, this Project Agreement shall expire with respect to the Shared Vaccine Program upon the expiration of the Tail Period (including any extension thereof for a given Collaboration Polypeptide); and

(c) with respect to [**].

11.1.2 Effect of Expiration. After expiration of the Term with respect to any Product in a country in the Territory or with respect to this Project Agreement in its entirety, in each case, pursuant to Section 11.1.1, Moderna shall have an exclusive, fully paid, royalty-free, irrevocable, nonterminable, worldwide right and license, with the right to grant sublicenses, under the Immatics Shared Vaccine Technology to Exploit the Products in the applicable country in the Field in the Territory.

[Signature Page Follows]

IN WITNESS WHEREOF, and intending to be legally bound hereby, the Parties have caused this Project Agreement to be executed by their respective duly authorized officers as of the Execution Date.

IMMATICS BIOTECHNOLOGIES GMBH		MODERNATX, INC.

By:	[**]	By:	[**]
Name: [**]		Name: [**]
Title: [**]		Title: [**]

By:	[**]
Name: [**]
Title: [**]